SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco is included in the 2009 Bovespa’s ISE portfolio

It is with great pleasure that we announce that Unibanco is back to Bovespa Corporate Sustainability Index – ISE portfolio.

The new portfolio will be valid from December 1st, 2008 until November 30th, 2009.

It groups 38 stocks from 30 companies totalling R$384.7 billion in market capitalization, corresponding to 31.8% of the total capitalization of the 394 Bovespa’s companies.

Thirty companies were selected according to economic, social, environmental and corporate governance criterias, among 51 companies that have answered the questionnaire sent to 137 companies chosen among Bovespa’s 150 most liquid shares.

The evaluation of the questionnaire was done by the ISE Council, which is composed by Abrapp, Apimec, Anbid, IBGC, Ethos Institute, IFC, UNEP, as well as BM&F BOVESPA and the Brazilian Ministry of Environment.

The inclusion on the ISE’s portfolio represents a recognition of Unibanco’s efforts to include sustainability in a responsible, coordinated and strategic manner into the conglomerate. We will continue to consider sustainability as the right way of making business, generating results, organizing processes and identifying risks, impacts as well as opportunities.

São Paulo, November 28, 2008.

Investor Relations
Unibanco

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  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.